Exhibit d.9
            FRONTEGRA EMERGING GROWTH FUND
          EXPENSE CAP/REIMBURSEMENT AGREEMENT

     This Agreement is entered into as of the 31st day of December, 1999, between Frontegra Asset Management,
Inc. (the "Adviser") and Frontegra Funds, Inc. (the
"Company") on behalf of the Frontegra Emerging Growth
Fund (the "Fund").

     WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund's operating expenses to ensure that the Fund's total operating expenses do not exceed the level described below.

     NOW THEREFORE, the parties agree as follows:

     The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Company and the Adviser dated October 30, 1996, including Exhibit D dated December 31, 1999, and/or assume certain expenses for the Fund to the extent necessary to ensure that the Fund's total operating expenses do not exceed 0.90% of the Fund's average daily net assets on an annual basis.

     The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for the Fund.

     This Agreement shall terminate on December 31,
2000 unless extended by the mutual agreement of the parties, as provided for in an amendment to this Agreement.


                              FRONTEGRA ASSET MANAGEMENT, INC.



                              By:  /s/ William D. Forsyth, III
                                   -------------------------------
                                   William D. Forsyth, III


                              FRONTEGRA FUNDS, INC.
                              on behalf of Frontegra Emerging Growth Fund



                              By:  /s/ Thomas J. Holmberg, Jr.
                                   ------------------------------
                                   Thomas J. Holmberg, Jr.